NORTHERN FUNDS

AMENDED AND RESTATED SERVICE PLAN

Section 1.    Upon the recommendation of Northern Trust Investments, Inc. and/or The Northern Trust (together, “Northern”), any officer of Northern Funds (the “Trust”) is authorized to execute and deliver, in the name and on behalf of Northern Funds, written agreements based on the form attached hereto as Appendix A or any other form duly approved by the Board of Trustees (“Agreements”) with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship with the beneficial owners of: (a) Shares of each Fund of the Trust; (b) Class I Shares of the Global Sustainability Index Fund, U.S. Quality ESG Fund and the Small Cap Core Fund the Trust; and (c) Siebert Williams Shank Shares of the Ultra-Short Fixed Income Fund (“Service Organizations”). Pursuant to such Agreements, Service Organizations shall provide the support services as set forth therein to their clients who beneficially own Shares, Class I Shares, or Siebert Williams Shank Shares as applicable of any Fund offered by the Trust in consideration of a fee, computed monthly in the manner set forth in the Agreements, at an annual rate based on the services provided by the Service Organization, of up to .15% of the average daily net asset value of the Shares, Class I Shares, or Siebert Williams Shank Shares beneficially owned by such clients. Northern and its affiliates are eligible to become Service Organizations and to receive fees under this Plan.

Section 2.    Northern shall monitor the arrangements pertaining to Northern Funds’ Agreements with Service Organizations in accordance with the Trust’s compliance policies and procedures for intermediary oversight to ensure that: (1) the services contracted for are being performed by the Service Organizations; (2) no distribution services are being paid for under the Plan or any Agreements; and (3) Service Organization invoices are accurate and correctly processed. The foregoing shall be supervised and overseen by the Trust’s Chief Compliance Officer. Northern shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Agreement with any qualifying Service Organization.

Section 3.    So long as this Plan is in effect, Northern shall provide to Northern Funds’ Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made. If the Service Organization is also providing services primarily intended to result in the sale of Fund shares, such services and fees related thereto will be subject to a separate agreement between the Service Organization and Northern, as the Funds may not pay any distribution fees from their assets.

Section 4.    This Plan shall become effective immediately with respect to each particular Fund upon the approval of the Plan (and the form of Agreement attached hereto) by a majority of the Board of Trustees, including a majority of the Trustees who are not “interested persons,” as defined in the Investment Company Act of 1940 (the “1940 Act”), of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the “Disinterested Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Agreement).

Section 5.    Unless sooner terminated, this Plan shall continue until December 1, 2021 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually in the manner set forth in Section 4.

Section 6.    This Plan may be amended at any time with respect to any Fund by the Board of Trustees, provided that any material amendment of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

Section 7.    This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

Section 8.    All expenses incurred by the Trust with respect to the Shares, Class I Shares, or Siebert Williams Shank Shares as applicable, of a particular Fund in connection with Agreements and the implementation of this Plan shall be borne entirely by such Fund.

Section 9.    This Plan was originally adopted by Northern Funds as of April 1, 1994 and amended on May 2, 2000, November 19, 2015, April 1, 2017, February 13, 2020, and August 19, 2021.